UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                               No                X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                               No                X

2022 Results February 1, 2023“

Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

2022: outstanding year of growth CUSTOMERS ACQUIRED DIGITAL SALES1 SUSTAINABLE BUSINESS CONTINUED PROGRESS IN THE EXECUTION OF OUR STRATEGY +11 million 78% €50 billion NET ATTRIBUTABLE PROFIT EPS GROWTH HIGHEST RESULTS EVER (RECURRENT) (RECURRENT) €6.6 billion +31% vs. 20212 +48% vs. 20212 ROTE TBV + DIVIDENDS ACCELERATING PROFITABLE (RECURRENT) (PER SHARE) GROWTH AND VALUE CREATION 15.3% +19.5% vs. 2021 SIGNIFICANT INCREASE OF SHAREHOLDERS’ DISTRIBUTION CET1 FULLY LOADED equivalent to SHAREHOLDERS’ DISTRIBUTION AND SOLID CAPITAL POSITION €3.0 billion € 50 cents/share3 12.61% (1) Digital sales based on total units sold. (2) Growth in current Euros. (3) €12 cents (gross) in Oct. 22 already paid, and €31 cents (gross) in Apr.23 (to be proposed for the consideration of the governing bodies), and the Share Buyback Program for an amount of €422 million, equivalent to €7 cents/share (to be proposed for the consideration of the governing bodies and supervisory approval)

Setting a record with more than 11 million new customers NEW CUSTOMERS1 (BBVA GROUP, MILLION; % ACQUISITION THROUGH DIGITAL CHANNELS) Total active clients reached 67.3 million in December 2022

Growing and delivering extraordinary customer service driven by digital DIGITAL ENGAGEMENT HIGHER CLIENT SATISFACTION MOBILE CUSTOMERS (MILLION CUSTOMERS) 47.4 NPS2 LEADERSHIP POSITION IN ALL COUNTRIES +19% 18.0 vs. 2021 # 1 # 1 2017 2022 # 2 # 2 # 2 # 2 # 2 DIGITAL SALES (%, UNITS AND VALUE (PRV1)) 78 UNITS BBVA GROUP 40 VALUE +5pp 61 NPS vs. 2021 25 2017 2022 (1) Product Relative Value as a proxy of lifetime economic representation of units sold. (2) Net Promoter Score among large banks in their respective countries.

Strong increase in our sustainable business, exceeding our initial expectations COMMITMENT IN PORTFOLIO ALIGNMENT 2030 decarbonization goals set in selected CO intensive industries 2 REDUCTION IN 2030 Power -52% kg CO2e/MWh Auto -46% g CO2/km Steel -23% kg CO2/tn Cement -17% kg CO2/tn Coal Phase out1 Oil & Gas -30% Mn tCO2e SUSTAINABLE BUSINESS ANNUAL GROWTH (CLIMATE CHANGE AND INCLUSIVE GROWTH) GOAL: NET ZERO 2050 (1) 2030 for developed countries and 2040 for emerging countries. BBVA top-ranking European bank in Dow Jones Sustainability Index for third year in a row

Highest annual Net Attributable Profit ever RECURRENT NET ATTRIBUTABLE PROFIT1 (CURRENT €M) Reported NAP (€M) 3,519 5,324 3,512 1,305 4,653 6,420 (1) Recurrent Net Attributable Profit and recurrent EPS figures exclude the extraordinary impacts as reported in each year’s result presentation. For 2022, EPS is calculated considering the total outstanding number of shares as of 31/12/22 excluding the average treasury shares. For the prior periods, EPS is calculated considering the average number of shares for each period, excluding the average treasury shares (2021 treasury shares included 112 M acquired under the SBB program). (2) EPS calculated according to IAS33 would be 0.46, 0.75, 0.47, 0.14, 0.67 and 0.99 for the years 2017, 2018, 2019, 2020, 2021 and 2022 respectively.

Accelerating value creation for our shareholders TBV + DIVIDENDS (€ / SHARE) PROFITABILITY METRICS2 (%) (1) April 2022 dividend per share 0.23 € (gross) and October 2022 dividend per share 0.12 € (gross). (2) Profitability metrics excluding discontinued operations and non-recurring results.

Exceptional shareholder value creation and profitability metrics, with differential success vs. competition TBV + DIVIDENDS GROWTH (per share, 2022 % YOY Var.) ROTE1 (2022, %) EFFICIENCY (2022, %) Leading the European banking industry

2022 key financial messages 1 OUTSTANDING CORE REVENUES AND ACTIVITY GROWTH 2 LEADING AND IMPROVING EFFICIENCY WITH POSITIVE JAWS 3 HIGHEST ANNUAL OPERATING INCOME EVER 4 SOLID ASSET QUALITY TRENDS, ALIGNED WITH GUIDANCE 5 STRONG CAPITAL POSITION ABOVE OUR TARGET CORE REVENUES (NII+FEES) TOTAL LOAN GROWTH1 +30.7% vs. 2021 +13.3% vs. DEC 2021 EFFICIENCY RATIO 43.2% -277 BPS. vs. 2021 OPERATING INCOME +29.2% vs. 2021 COST OF RISK (YTD) 0.91% 0.93% IN 20212 CET1 FL 12.61% vs. 11.5%-12% TARGET RANGE NOTE: Variations in Constant €. (1) Performing loans under management excluding repos. (2) CoR excludes the US business sold to PNC for comparison purposes. 2022: outstanding year of growth

2022 Profit & Loss Change 2022/2021 BBVA Group (€M) 2022 % constant % Net Interest Income 19,153 35.8 30.4 Net Fees and Commissions 5,353 15.3 12.3 Net Trading Income 1,938 9.4 1.5 Other Income & Expenses -1,555 n.s. n.s. Gross Income 24,890 22.9 18.2 Operating Expenses -10,760 15.5 12.9 Operating Income 14,130 29.2 22.5 Impairment on Financial Assets -3,379 12.9 11.4 Provisions and Other Gains and Losses -261 -4.6 -0.3 Income Before Tax 10,490 36.7 27.3 Income Tax -3,462 66.0 56.9 Non-controlling Interest -407 -30.3 -57.8 Net Attributable Profit (ex non-recurring impacts) 6,621 32.3 30.6 Discontinued operations and non-recurring results1 -201 -47.7 -51.6 Net Attributable Profit (reported) 6,420 39.0 38.0 (1) Discontinued operations and non-recurring results include US business sold to PNC and net cost related to the restructuring process in 2021 and the negative impact of € 201 M due to the agreement reached with Merlin for the purchase of 662 branches in Spain in 2022.

4Q22 Profit & Loss Change Change 4Q22/4Q21 4Q22/3Q22 BBVA Group (€M) 4Q22 % constant % % constant % Net Interest Income 5,342 49.0 34.3 12.0 1.6 Net Fees and Commissions 1,323 12.0 6.1 2.5 -4.2 Net Trading Income 269 -9.1 -38.6 -38.7 -53.1 Other Income & Expenses -410 n.s. n.s. n.s. n.s. Gross Income 6,524 34.7 19.1 6.6 -4.8 Operating Expenses -2,889 20.5 13.1 10.1 2.5 Operating Income 3,636 47.5 24.4 4.2 -10.0 Impairment on Financial Assets -998 34.6 20.0 12.4 6.2 Provisions and Other Gains and Losses -57 n.s. 75.7 -42.6 -48.7 Income Before Tax 2,581 50.4 25.4 3.4 -13.6 Income Tax -856 115.4 75.8 -0.1 -14.8 Non-controlling Interest -147 45.6 -36.3 69.4 2.4 Net Attributable Profit (reported) 1,578 29.8 17.6 -0.3 -14.3

Record core revenue growth with solid trend through the year NET INTEREST INCOME1 NET FEES AND COMMISSIONS (CONSTANT €M) (CONSTANT €M) NET TRADING INCOME GROSS INCOME (CONSTANT €M) (CONSTANT €M) Outstanding NII growth driven by activity and customer spread improvement Sound fee income levered on payments and transactional business NTI evolution explained mainly by the impact of FX hedges Strong quarterly and year-over-year performance thanks to core revenues growth (1) CPI linkers accrual in Turkey is registered in “Net Interest Income” heading in 2021, and from 2022 is reclassified in “Other Income and Expenses” heading.

NII growth driven by activity and customer spread improvements LOAN GROWTH (YOY, CONSTANT €) CUSTOMER SPREAD (%) NET INTEREST INCOME (YOY, CONSTANT €)

Positive jaws and continue leading efficiency POSITIVE JAWS AND COSTS GROWING BELOW INFLATION (2022 YOY, CONSTANT €) EFFICIENCY RATIO (COST-TO-INCOME, % CONSTANT €) (1) Weighted by operating expenses and excluding Venezuela. (2) European Peer Group: BARC, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS, UCG. Peers data as of 9M22.

Asset quality remains solid FINANCIAL ASSETS IMPAIRMENTS NPL (CONSTANT €M) (€BN) 4Q21 1Q22 2Q22 3Q22 4Q22 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 2019 at 1.04% 12M21 3M22 6M22 9M22 12M22 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 2023 Cost of Risk expected around 100 bps

Significant increase of pay-out TOTAL PAY-OUT 2022                equivalent to 47% €3.0Bn1 2,3 of reported €50 cents /share 4 attributable profit CASH DIVIDEND2 €43 cts./share +39% vs. 2021 €31 cts./share Apr.23 €12 cts./share Oct.22 NEW SHARE BUY €422 M BACK PROGRAM5 1.1% of market cap6 (1) Pending approval from the governing bodies, and in the case of the Share Buy Back program subject to further supervisory approval. (2) Gross figures. (3) Includes cash dividend for an amount of 43 euro cents per share and the share buy-back program for €422M which is equivalent to 7 euro cents per share. (4) Pay-out percentage calculated taking into account the following: (i) 2022 Reported results (€ 6,420 M) and (ii) considering outstanding shares cum dividend as of January 31, 2023. (5) The Share Buy Back program amount would be equivalent to 7 euro cents per share. (6) As of market price at closing of January 31 2023. Total shareholders’ distributions represent â^¼8% yield of BBVA’s market cap6

Above-target capital position thanks to strong results CET1 FULLY-LOADED (%, BPS) +47 bps -20 bps +19 bps 12.80% -25 bps +14 bps 12.61% 12.45% Target Range 11.5%-12.0% Sep-22 Results Dividend RWAs Others1 Dec-22 NPL CET1 accrual & AT1 (constant €) reported backstop2 proforma coupons (1) Includes, among others, market related impacts, minority interests, regulatory impacts, and a positive impact in OCI equivalent to the Net Monetary Position value loss in hyperinflationary economies registered in results. (2) Includes the reversal of the NPL backstop deduction (+19 bps) in January 2023. From that time the SREP Requirement is 8.72% for BBVA Group.

On-track to achieve our ambitious long-term goals COST-TO-INCOME ROTE1 TBV/SHARE + DIVIDENDS (%) (%) (YOY %) 2021-24 CAGR Accelerating profitable growth

Business Areas

2022 Results 21

Spain

PROFIT & LOSS (€M)

	4Q22	Δ (%) vs. 4Q21	Δ (%) vs. 3Q22	12M22	Δ (%) vs. 12M21
Net Interest Income	1,089	25.6	17.0	3,784	8.1
Net Fees and Commissions	521	-13.0	-0.9	2,156	-1.8
Net Trading Income	67	71.9	62.9	396	30.1
Other Income & Expenses	-178	n.s.	n.s.	n.s.	n.s.
Gross Income	**1,499**	**8.9**	**-5.0**	**6,145**	**4.3**
Operating Expenses	-762	-3.4	5.4	-2,919	-4.1
Operating Income	**737**	**25.2**	**-13.8**	**3,226**	**13.3**
Impairment on Financial Assets	-190	88.8	36.7	-522	4.0
Provisions and Other Gains and Losses	-41	43.4	n.s.	-78	-71.2
Income Before Tax	**506**	**10.2**	**-28.3**	**2,625**	**26.6**
Income Tax	-140	38.4	-30.5	-743	41.8
Net Attributable Profit (ex non-recurring impacts)	**365**	**2.1**	**-27.5**	**1,879**	**21.4**
Discontinued operations and non-recurring results	-	-	n.s.	-201	n.s.
Net Attributable Profit (reported)	**365**	**2.1**	**-27.5**	**1,678**	**8.4**

ACTIVITY (DEC-22)


€Bn
YoY
171.3
+1.8%
Mortgages 67.4 -3.0%
Consumer + Credit Cards 16.6 +9.1%
Very small businesses 15.7 +1.2%
Other Commercial 22.3 +11.0%
Corporate + CIB 26.1 +8.4%
Public sector 13.1 -4.2%
Others 10.2 -0.8%
Lending¹
€Bn
YoY
306.4
+2.1%
Demand Deposits 198.1 +5.5%
Time Deposits 21.5 18.5%
Off-BS Funds 86.8 -7.8%
Cust.Funds¹

(1) Performing loans and Cust.Funds under management, excluding repos

KEY RATIOS


Customer Spread (%)
Yield on loans 1.73 1.93 2.42
Customer spread 1.73 1.85 2.21
Cost of deposits 0.00 0.08 0.21
4Q21 3Q22 4Q22
Asset Quality Ratios (%)
Coverage 61.7 64.0 60.9
NPL Ratio 4.22 3.91 3.94
CoR (YtD) 0.30 0.24 0.28
4Q21 3Q22 4Q22

- **Loan growth** (+1.8% YoY) focused on most profitable segments: consumer and commercials. Recovery of the **mortgage new loan production** in 4Q22 leading to a broadly flat stock (-0.3% QoQ).
- **NII growth accelerates reaching 8% growth in 2022 and 17.0% QoQ growth**, levered on loan growth and **customer spread improvement.**
- **Solid operating income growth** (+13.3% YoY). **Efficiency** improves to **47.5% 12M22** (vs. 51.7 in FY21), explained by higher revenues and lower costs.
- **Sound Asset Quality metrics.** CoR increases QoQ due to macro update and prudent approach to certain sectors.

2022 Results 22

Mexico

PROFIT & LOSS (Constant €M)

	4Q22	Δ Constant (%) vs. 4Q21	Δ Constant (%) vs. 3Q22	12M22	Δ Current (%) vs. 12M21	Δ Constant (%) vs. 12M21
Net Interest Income	2,355	35.1	8.5	8,378	43.6	26.8
Net Fees and Commissions	427	21.8	2.5	1,621	33.9	18.3
Net Trading Income	110	-13.5	20.5	439	19.9	5.9
Other Income & Expenses	58	-17.5	-40.9	400	110.9	86.3
Gross Income	**2,950**	**28.7**	**6.2**	**10,839**	**42.6**	**25.9**
Operating Expenses	-919	14.5	5.7	-3,432	28.0	13.0
Operating Income	**2,031**	**36.4**	**6.5**	**7,406**	**50.5**	**33.0**
Impairment on Financial Assets	-394	-3.5	-13.7	-1,693	17.5	3.8
Provisions and Other Gains and Losses	22	194.8	-160.3	-24	n.s.	n.s.
Income Before Tax	**1,659**	**52.5**	**17.3**	**5,690**	**62.3**	**43.4**
Income Tax	-492	101.6	62.4	-1,507	58.1	39.7
Net Attributable Profit (reported)	**1,167**	**38.3**	**5.1**	**4,182**	**63.9**	**44.8**

ACTIVITY (DEC-22)

(Constant €)



€Bn
71.8
YoY
+15.5%
Mortgages 14.5 +11.2%
Consumer 10.4 +16.0%
Credit Cards 6.9 +20.7%
SMEs 4.6 +19.6%
Other Commercial 29.3 +17.3%
Public sector 6.2 +8.9%
Lending[1]
€Bn
115.2
YoY
+8.7%
Demand Deposits 65.3 +9.9%
Time Deposits 11.7 +10.3%
Off-BS Funds 38.2 +6.3%
Cust.Funds[1]

(1) Performing loans and Cust.Funds under management, excluding repos, according to local GAAP.

KEY RATIOS

Customer Spread (%)



Yield on loans 11.22 12.61 13.34
Customer spread 10.16 10.89 11.27
Cost of deposits 1.05 1.72 2.07
4Q21 3Q22 4Q22

Asset Quality Ratios (%)



Coverage 106.2 133.3 128.9
NPL Ratio 3.17 2.53 2.49
CoR (YtD) 2.67 2.57 2.47
4Q21 3Q22 4Q22

- **Sound activity dynamics continued** both in retail (+15.3% YoY) and commercial portfolios (+15.7% YoY), leading to a strong and balanced loan growth across segments.
- **NII better than expected performance throughout 2022** (+26.8% YoY), driven by activity growth and continuous improvement in customer spread.
- **Outstanding Operating Income.** Positive jaws with efficiency improving to 31.7% (-3.6pp YoY).
- **Positive trends in risk indicators.** CoR remains contained at 247 bps 12M22.

2022 Results 23

Turkey

PROFIT & LOSS (Constant €M)

	4Q22	Δ Current (%) vs. 3Q22	Δ Constant (%) vs. 3Q22	12M22
Net Interest Income	823	-19.4	4.9	2,631
Net Fees and Commissions	173	-14.5	11.5	587
Net Trading Income	200	-23.5	3.0	741
Other Income & Expenses	20	-26.0	n.s.	-774
Of which:				
Net Monetary Position (NMP) loss	-253	-34.1	-34.1	-2,323
CPI linkers revenues	267	-36.4	10.3	1,490
Gross Income	1,215	-18.4	20.9	3,185
Operating Expenses	-340	-4.8	19.4	-1,067
Operating Income	875	-23.9	21.5	2,119
Impairment on Financial Assets	-126	-10.3	14.4	-387
Provisions and Other Gains and Losses	-22	-54.2	-38.3	-88
Income Before Tax	728	-24.6	26.5	1,644
Income Tax	-285	-16.3	11.7	-1,105
Non-controlling Interest	-118	4.3	94.2	-29
Net Attributable Profit (reported)	324	-36.9	25.1	509

ACTIVITY (DEC-22)
(Constant €; Bank Only)



€Bn
32.1
YoY[1]
FC
8.5
-16.3%
TL
+79.5%
Commercial
10.9
+88.1%
Retail
12.7
+72.7%
Lending[2]
€Bn
FC
39.3
YoY[1]
-22.8%
Time
4.5
-48.6%
Demand
13.8
-7.6%
TL
+136.5%
Time
15.3
+141.8%
Demand
5.7
+123.3%
Cust.Funds[2]

(1) FC evolution excluding FX impact.
(2) Performing loans and deposits under management, excluding repos, according to local GAAP.

KEY RATIOS

Customer Spread (%)



FC
4.65
6.51
7.49
TL
4.89
9.00
7.19
4Q21
3Q22
4Q22

Asset Quality Ratios (%)



Coverage
74.7
86.1
90.4
NPL Ratio
7.09
5.60
5.08
CoR (YtD)
1.33
0.89
0.94
4Q21
3Q22
4Q22

- **Significant de-dollarization of the Balance Sheet during the year.** Deleverage on FC loans continues while TL deposits grow strongly favoured by the conversion of FC deposits.
- **NII growth in the quarter** driven by TL loan growth and higher FC customer spread.
- **Sound asset quality:** improving trend in the NPL ratio and the coverage level. CoR stands at 94 bps in FY22.

Note: Quarterly inflation rate: 7.8% in 4Q 22 vs. 7.1% in 3Q22, 15.9% in 2Q22 and 22.8% in 1Q22.

South America NET ATTRIBUTABLE PROFIT (Constant €M) Î” Constant (%) Î” Current (%) Î” Constant (%) 4Q22 vs. 4Q21 vs. 3Q22 12M22 vs. 12M21 vs. 12M21 Colombia 38 -43.4 -34.0 238 6.6 7.6 Peru 36 -24.5 -25.9 206 74.3 53.1 Argentina 105 n.s. n.s. 185 218.0 n.s. Other ¹ 23 10.5 -37.1 106 38.3 32.6 South America 202 50.9 11.9 734 54.4 80.0 Note: Venezuela in current €. (1) Other includes BBVA Forum Chile, Venezuela, Uruguay and Bolivia. KEY RATIOS Customer Spread (%) Cost of risk (YTD, %) 4Q21 3Q22 4Q22 €Bn ACTIVITY (DEC-22) YoY (Constant €) +14.0% YoY €Bn Colombia +13.2% +13.7% Colombia +22.6% +2.2% Peru Peru -1.9% Argentina +92.5% Argentina +89.6% Other +3.3% Other +17.6% Lending1 1 Cust.Funds (1) Performing loans and Cust.Funds under management, excluding repos â–° Colombia: strong loan growth across the board. Solid NAP supported by higher revenues (+15.4% FY22) explained by strong activity. CoR improves to 156 bps in FY22 (vs. 185 bps a year ago). â–° Peru: sound loan growth in retail segments (+12.9% FY22). Strong NAP driven by NII growth (+24.8% FY22) levered on a better activity mix and customer spread increase (+61 bps YoY). Efficiency improves to 37.2% FY22. â–° Argentina: NAP (€185M FY22) driven by revenues. Efficiency improves and asset quality metrics remain sound.

2022 Takeaways & 2023 Outlook

2022 takeaways Significant progress in the execution of our strategy centered on digitalization, innovation and sustainability The highest net attributable profit ever Growing our franchise with industry-leading profitability and efficiency Delivering exceptional value creation for our stakeholders Increasing distributions to shareholders significantly On track to achieve our ambitious long-term goals

2023 Outlook Group Core revenues expected to grow at mid twenties, maintaining our strategic focus towards the most profitable segments Costs to grow around average inflation1, focus on positive jaws Cost of Risk around 100 bps Note: Growth rates in constant €. (1) Footprint opex weighted average inflation Spain Loans (eop): broadly flat, with positive growth in most profitable segments NII: growth at low twenties Fees: slight growth, subject to market volatility Expenses: increase at around mid single digit CoR: c.35 bps Mexico Loans (eop): double digit growth NII: grow at mid teens (above loan growth) Expenses: growing at double digit, maintaining positive jaws CoR: below 300 bps Turkey In a highly uncertain environment, contribution could be similar to that of 2022 South America CoR: below 200 bps

Annex 01 Net Attributable Profit evolution 02 Gross Income breakdown 03 P&L Accounts by business unit 04 Customer spread by country 05 Stages breakdown by business area 06 Covid-related loans backed by State guarantees 07 ALCO portfolio, NII sensitivity and LCRs & NSFRs 08 CET1 Sensitivity to market impacts 09 CET1 YTD evolution & RWAs by business area 10 Book Value of the main subsidiaries 11 TBV per share & dividends evolution 12 Garanti BBVA: wholesale funding 13 Digital metrics

01 Net Attributable Profit evolution

Business Areas Contribution to Group’s NAP 4Q22 yoy growth RECURRENT NET ATTRIBUTABLE PROFIT (BUSINESS AREAS CONTRIBUTION TO 4Q22 YOY GROWTH; CURRENT €M) NAP 4Q22 (€M) 365 1,218 173 121 57 -356 NAP growth (YoY) +2% +62% +11% -19% +20% n.s.

Business Areas Contribution to Group’s NAP 12M22 yoy growth RECURRENT NET ATTRIBUTABLE PROFIT 1 (BUSINESS AREAS CONTRIBUTION TO YOY 12M22 GROWTH; CURRENT €M) NAP 12M22 (€M)1 1,879 4,182 509 734 240 -922 NAP growth (YoY)1 +21% +64% -31% +54% -13% n.s. (1) Net attributable profit excluding discontinued operations and non-recurring results: (I) the net impact arisen from the purchase of offices in Spain in 2022; (II) the net costs related to the restructuring process in 2021 and (III) the profit (loss) generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021.

02 Gross Income breakdown

Gross Income breakdown 12M22 (€M, %) Rest of Business 790 €M Spain South America 3% 6,145€M 4,261 €M 17% 24% Turkey 13% 3,185 €M 43% Mexico 10,839 €M Note: Figures exclude Corporate Center.

03 P&L Accounts by business unit Rest of Business Corporate Center Turkey (hyperinflation adjustment) Argentina (hyperinflation adjustment) Colombia Peru

Rest of Business Profit & Loss €M Î” (%) Î” (%) 4Q22 vs 4Q21 vs 3Q22 12M22 vs 12M21 Net Interest Income 88 22.6 -0.2 332 17.4 Net Fees and Commissions 57 -1.2 -10.8 243 0.3 Net Trading Income 58 44.3 22.5 208 -11.7 Other Income & Expenses 2 -7.6 34.2 7 -57.7 Gross Income 205 19.4 1.9 790 1.7 Operating Expenses -146 16.1 9.4 -513 13.4 Operating Income 59 28.5 -13.0 276 -14.6 Impairment on Financial Assets -10 n.s. 160.0 -13 n.s. Provisions and Other Gains and Losses -1 n.s. n.s. 14 n.s. Income Before Tax 48 -9.2 -28.4 277 -20.0 Income Tax 9 n.s. n.s. -37 -46.6 Net Attributable Profit 57 20.0 3.9 240 -13.3

Corporate Center Profit & Loss €M Î” (%) 4Q22 12M22 vs 12M21 Net Interest Income -12 -109 -33.0 Net Fees and Commissions -6 -31 -11.9 Net Trading Income -213 -294 n.s. Other Income & Expenses 47 105 -27.7 Gross Income -185 -329 n.s. Operating Expenses -259 -852 4.0 Operating Income -444 -1,181 94.6 Impairment on Financial Assets -1 -2 6.1 Provisions and Other Gains and Losses 11 8 -73.4 Income Before Tax -433 -1,175 103.5 Income Tax 109 277 265.3 Non-controlling Interest -32 -25 21.9 Net Attributable Profit (ex non-recurring impacts) -356 -922 76.9 Corporate operations (1) ——Net Attributable Profit (reported) -356 -922 -1.6 (1) Includes the results from US business sold to PNC in 2021 and the net cost related to the restructuring process.

Turkey hyperinflation adjustment PROFIT & LOSS 1 €M 12M22 12M22 Hyperinflation (reported) adjustment (2) Ex.Hyperinflation Net Interest Income 2,631 319 2,312 Net Fees and Commissions 587 76 511 Net Trading Income 741 103 638 Other Income & Expenses -774 -2,334 1,561 Gross Income 3,185 -1,836 5,021 Operating Expenses -1,067 -178 -889 Operating Income 2,119 -2,014 4,132 Impairment on Financial Assets -387 -51 -336 Provisions and Other Gains and Losses -88 -10 -79 Income Before Tax 1,644 -2,074 3,718 Income Tax -1,105 -201 -905 Non-controlling Interest -29 816 -845 Net Attributable Profit 509 -1,459 1,968 (1) All figures calculated according to end of period FX. (2) Includes (i) the Net Monetary Position (NMP) loss in the Other Income heading (ii) re-expression of all P&L headings according to the inflation rate until end of period, (iii) amortization expenses after the non monetary assets revaluation.

Argentina hyperinflation adjustment PROFIT & LOSS 1 €M 12M22 12M22 Hyperinflation (reported) adjustment (2) Ex.Hyperinflation Net Interest Income 1,822 398 1,424 Net Fees and Commissions 247 55 192 Net Trading Income 137 39 98 Other Income & Expenses -995 -819 -176 Gross Income 1,210 -328 1,538 Operating Expenses -742 -217 -525 Operating Income 468 -545 1,014 Impairment on Financial Assets -171 -38 -133 Provisions and Other Gains and Losses -42 -11 -31 Income Before Tax 256 -594 850 Income Tax 12 302 -290 Non-controlling Interest -83 98 -180 Net Attributable Profit 185 -194 380 (1) All figures calculated according to end of period FX. (2) Includes (i) the Net Monetary Position (NMP) loss in the Other Income heading (ii) re-expression of all P&L headings according to the inflation rate until end of period, (iii) amortization expenses after the non monetary assets revaluation.

Colombia Profit & Loss €M CONSTANT Î” (%) Î” (%) 4Q22 vs 4Q21 vs 3Q22 12M22 vs 12M21 Net Interest Income 215 11.2 3.7 846 11.0 Net Fees and Commissions 25 28.1 -2.8 101 23.2 Net Trading Income 26 13.9 -6.0 103 47.9 Other Income & Expenses -14 76.5 59.9 -31 -0.5 Gross Income 252 10.6 0.0 1,019 15.4 Operating Expenses -133 56.4 31.8 -414 26.6 Operating Income 119 -16.7 -21.3 605 8.9 Impairment on Financial Assets -67 64.5 23.2 -228 1.8 Provisions and Other Gains and Losses 3 n.s. n.s. -7 48.4 Income Before Tax 54 -44.7 -40.5 370 13.1 Income Tax -17 -40.6 -47.6 -126 29.5 Non-controlling Interest 0 n.s. n.s. -6 -30.3 Net Attributable Profit 38 -43.4 -34.0 238 7.6

Peru Profit & Loss €M CONSTANT Î” (%) Î” (%) 4Q22 vs 4Q21 vs 3Q22 12M22 vs 12M21 Net Interest Income 303 27.6 6.2 1,080 24.8 Net Fees and Commissions 67 0.4 -4.6 279 6.1 Net Trading Income 41 24.7 -6.0 162 0.7 Other Income & Expenses -10 18.1 28.8 -36 -9.1 Gross Income 400 22.0 2.4 1,484 18.8 Operating Expenses -152 18.0 5.2 -552 15.8 Operating Income 249 24.6 0.8 932 20.7 Impairment on Financial Assets -123 207.3 40.8 -286 -1.4 Provisions and Other Gains and Losses -9 -19.7 -20.1 -38 -22.4 Income Before Tax 116 -21.3 -21.3 607 40.4 Income Tax -38 -8.9 -1.1 -166 22.9 Non-controlling Interest -42 -27.6 -30.2 -236 44.4 Net Attributable Profit 36 -24.5 -25.9 206 53.1

04 Customer Spread by country

Customer spreads: quarterly evolution AVERAGE 4Q21 1Q22 2Q22 3Q22 4Q22 Spain 1.73% 1.71% 1.72% 1.85% 2.21% Yield on Loans 1.73% 1.71% 1.74% 1.93% 2.42% Cost of Deposits 0.00% 0.00% -0.03% -0.08% -0.21% Mexico MXN 11.23% 11.37% 11.63% 11.92% 12.16% Yield on Loans 12.49% 12.79% 13.31% 13.94% 14.56% Cost of Deposits -1.26% -1.42% -1.67% -2.03% -2.40% Mexico FC1 2.88% 2.94% 3.34% 4.20% 5.30% Yield on Loans 2.90% 2.96% 3.38% 4.32% 5.50% Cost of Deposits -0.02% -0.02% -0.05% -0.12% -0.19% 4Q21 1Q22 2Q22 3Q22 4Q22 Turkey TL 4.89% 5.22% 6.65% 9.00% 7.19% Yield on Loans 16.48% 17.75% 18.60% 20.92% 18.67% Cost of Deposits -11.59% -12.53% -11.95% -11.92% -11.49% Turkey FC1 4.65% 4.99% 5.71% 6.51% 7.49% Yield on Loans 4.87% 5.19% 6.02% 7.10% 7.98% Cost of Deposits -0.21% -0.20% -0.30% -0.59% -0.49% Argentina 14.67% 14.75% 13.67% 13.70% 15.13% Yield on Loans 27.44% 29.74% 33.13% 38.98% 45.83% Cost of Deposits -12.77% -14.99% -19.46% -25.28% -30.69% Colombia 6.12% 6.13% 5.76% 5.24% 4.80% Yield on Loans 8.57% 8.90% 9.63% 10.61% 11.86% Cost of Deposits -2.45% -2.77% -3.87% -5.37% -7.06% Peru 5.41% 5.33% 5.72% 5.89% 6.16% Yield on Loans 5.66% 5.71% 6.48% 7.12% 7.85% Cost of Deposits -0.26% -0.38% -0.76% -1.23% -1.69% (1) FC: Foreign Currency.

Customer spreads: YoY evolution AVERAGE 12M21 12M22 12M21 12M22 Spain 1.75% 1.87% Turkey TL 3.50% 7.19% Yield on Loans 1.75% 1.95% Yield on Loans 15.72% 19.08% Cost of Deposits 0.00% -0.08% Cost of Deposits -12.22% -11.89% Mexico MXN 11.10% 11.79% Turkey FC1 4.66% 6.21% Yield on Loans 12.28% 13.68% Yield on Loans 4.95% 6.62% Cost of Deposits -1.18% -1.90% Cost of Deposits -0.29% -0.41% Mexico FC1 2.94% 4.00% Argentina 13.73% 14.53% Yield on Loans 2.96% 4.09% Yield on Loans 26.68% 38.12% Cost of Deposits -0.02% -0.09% Cost of Deposits -12.95% -23.60% Colombia 6.28% 5.46% Yield on Loans 8.74% 10.30% Cost of Deposits -2.46% -4.84% Peru 5.15% 5.76% Yield on Loans 5.42% 6.80% Cost of Deposits -0.27% -1.03% (1) FC: Foreign Currency.

05 Stages breakdown by business areas

Stages breakdown by business areas CREDIT RISK BUSINESS BREAKDOWN BY AREA (DEC-22, €M) Gross Accumulated Gross Accumulated Gross Accumulated BBVA GROUP Exposure impairments SPAIN Exposure impairments MEXICO Exposure impairments Stage 1 372,601 2,067 Stage 1 173,174 503 Stage 1 70,409 956 Stage 2 37,277 2,111 Stage 2 19,318 745 Stage 2 5,402 477 Stage 3 14,463 7,586 Stage 3 7,891 3,560 Stage 3 1,939 1,066 Gross Accumulated SOUTH Gross Accumulated TURKEY Exposure impairments AMERICA Exposure impairments Stage 1 43,313 255 Stage 1 37,955 326 Stage 2 5,193 408 Stage 2 5,038 383 Stage 3 2,597 1,686 Stage 3 1,835 1,140 Gross Accumulated Gross Accumulated Gross Accumulated COLOMBIA Exposure impairments PERU Exposure impairments ARGENTINA Exposure impairments Stage 1 12,510 70 Stage 1 17,530 187 Stage 1 3,651 30 Stage 2 1,335 112 Stage 2 2,989 209 Stage 2 340 30 Stage 3 600 454 Stage 3 1,054 560 Stage 3 64 50

06 Covid-related loans backed by State guarantees

Covid-related loans backed by State guarantees € Bn; DEC-22 GROUP SPAIN(2) MEXICO TURKEY (3) ARGENTINA COLOMBIA PERU Loans Weight Loans Weight Loans Weight Loans Weight Loans Weight Loans Weight Loans Weight Households 1.3 0.8% 1.2 1.2% 0.0 0.0% 0.0 0.0% 0.0 0.6% 0.0 0.3% 0.1 1.1% Corporates & SMEs 12.6 7.4% 11.1 11.5% 0.0 0.0% 0.0 0.1% 0.0 0.0% 0.1 1.9% 1.4 13.4% Other 0.0 0.0% 0.0 0.1% 0.0 0.0% 0.0 0.0% 0.0 0.0% 0.0 0.0% 0.0 0.0% Total Outstanding 14.0(1) 3.6% 12.3 5.4% 0.0 0.0% 0.0 0.0% 0.0 0.3% 0.1 0.8% 1.5 8.2% % guaranteed by the State 77.8% 76.2%—80.0% 100.0% 76.4% 90.7% Note: data according to EBA criteria as of December 31, 2022. (1) Excludes undrawn commitments. (2) Includes mainly Spain, Rest of business and the NY branch. If we also consider undrawn credit lines, BBVA Spain has granted a total of 23.6 billion € ICO loans as of December 31, 2022 (of which 12.3 billion € is the outstanding drawn amount). (3) Garanti bank-only.

07 ALCO Portfolio, NII Sensitivity and LCRs & NSFRs

ALCO Portfolio ALCO PORTFOLIO BREAKDOWN BY REGION (€ Bn) Amort Cost Fair Value (HTC) (HTC&S) Dec-22 (€Bn) (€Bn) (duration) South America 0.2 6.6 0.8 years Turkey 5.3 3.2 4.3 years Mexico 4.5 7.9 2.6 years Euro 16.8 13.4 4.6 years Spain 12.6 6.0 Italy 3.2 4.2 (1) Rest 1.0 3.2 (1) Figures exclude SAREB senior bonds (€4.5bn as of Dec-21, and €4.3bn as of Sep-22 and Dec22) and High Quality Liquid Assets portfolios (€11.3bn as of Dec-21, €10.0bn as of Sep-22 and €7.6bn as of Dec-22) . EURO ALCO PORTFOLIO MATURITY PROFILE EURO ALCO YIELD HQLA(2) PORTFOLIO (€ Bn) (DEC-22, %) (DEC-22, €) 2.5% 7.6 bn (2) Note: HQLA – High Quality Liquid Assets

NII sensitivity to interest rates movements ESTIMATED IMPACT ON NII IN THE NEXT 12 MONTHS TO PARALLEL INTEREST RATE MOVEMENTS (TO +100 BPS INTEREST RATES INCREASE, %) +10 / 15% +3.7% EURO BALANCE MEXICO SHEET Note: NII sensitivities to parallel interest rates movements as of Nov22, using our dynamic internal model. Mexico NII sensitivity for +100 bps breakdown: MXN sensitivity c.+2.5%; USD sensitivity +1.2%.

Liquidity and funding ratios BBVA GROUP AND SUBSIDIARIES LCR & NSFR (DEC-22) LCR NSFR 135% Euro 2 186% 125% Mexico 199% 143% Turkey 185% 166% S. America All countries >100% >100% (1) LCR of 159% does not consider the excess liquidity of the subsidiaries outside the Eurozone. If these liquid assets are considered the ratio would reach 201%. (2) BBVA, S.A. liquidity management perimeter: Spain + foreign branches. Both LCR and NSFR significantly above the 100% requirements at a Group level and in all banking subsidiaries

08 CET1 Sensitivity to market impacts

CET1 Sensitivity to Market Impacts TO A 10% CURRENCY DEPRECIATION TO A 10% DECLINE IN TELEFONICA’S (DEC-22) MXN -5bps -2 bps TRY -5bps TO +100 BPS MOVEMENT IN THE SPANISH SOVEREIGN BOND USD +19bps -12 bps

09 CET1 YTD evolution & RWAs by business area

Capital YTD evolution CET1 FULLY-LOADED – BBVA GROUP YTD EVOLUTION (%, BPS) (1) (2) (1) Includes, among others, minority interests, market related impacts, regulatory impacts and the credit in OCIs that offsets the debit in P&L due to the hyperinflation accounting. (2) Includes the reversal of the NPL backstop deduction (+19 bps) in January 2023. From that time the SREP Requirement is 8.72% for BBVA Group.

Risk-weighted assets by business area Fully-Loaded RWAs Breakdown by business area (€M) Dec-21 Sep-22 Dec-22 Spain 113,797 108,733 114,474 Mexico 64,573 80,491 71,738 Turkey 49,718 53,435 56,275 South America 43,334 51,484 46,834 Argentina 6,775 7,574 8,089 Chile 1,636 2,164 2,174 Colombia 14,262 17,134 15,279 Peru 18,016 21,316 17,936 Others 2,645 3,296 3,356 Rest of business 29,280 35,559 35,064 Corporate Center 6,632 11,746 12,536 BBVA Group 307,335 341,448 336,920

10 Book Value of the main subsidiaries

Book Value of the main subsidiaries(1,2) € Bn; DEC-22 Mexico 16.4 Turkey 7.1 Argentina 1.4 Colombia 1.3 Peru 1.3 Chile 0.3 Venezuela 0.1 (1) Includes the initial investment + BBVA’s undistributed results + FX impact + other valuation adjustments. The Goodwill associated to each subsidiary has been deducted from its Book Value (2) Turkey includes Garanti BBVA subsidiaries

11 TBV per share & dividends evolution

Shareholders’ return: TBV per share & dividends evolution TBV PER SHARE & DIVIDENDS (€ PER SHARE) TBV Dividends +19.5% (1) (1) (1) (1) (after implementation of IAS29 in Turkey) (1) April 2022 dividend per share (0.23€) and October 2022 dividend per share (0.12€)

12 Garanti BBVA: wholesale funding

Turkey—Liquidity & funding sources SOLID LIQUIDITY POSITION: LIMITED FOREIGN WHOLESALE Total LTD ratio is at 82.4%. FUNDS: Liquidity ratios above requirements: Liquidity Coverage Ratio (EBA) of 185% vs. USD 5.0 Bn ≥100% required in 4Q22. FOREIGN WHOLESALE FUNDING MATURITIES2 FC LIQUIDITY BUFFERS (USD BN) Short Term Swaps TOTAL 12M Ample liquidity buffers and limited wholesale funding maturities

13 Digital metrics Digital & mobile customers Digital sales

Digital metrics: digital & mobile customers DIGITAL CUSTOMERS MOBILE CUSTOMERS (MILLION CUSTOMERS, %) (MILLION CUSTOMERS, %) +37% +41% CUSTOMER PENETRATION RATE CUSTOMER PENETRATION RATE 63.5% 68.9% 72.9% 59.5% 65.7% 70.5% Note: data excludes USA, Paraguay and Chile.

Digital metrics: digital sales (% OF TOTAL SALES YTD, # OF TRANSACTIONS AND PRV1) GROUP SPAIN MEXICO UNITS PRV TURKEY COLOMBIA PERU Note: Group excludes USA, Venezuela, Chile, Paraguay. (1) Product Relative Value as a proxy of lifetime economic representation of units sold.

BBVA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: February 1, 2023
By: /s/ María Ángeles Peláez Morón
Name: María Ángeles Peláez Morón

Title: Authorized representative